Exhibit 99.1

Neptune to Hold Conference Call to Discuss Third Quarter Results for the Three Months Period Ended December 31, 2018

LAVAL, QC, Jan. 29, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), announces that it will be holding a conference call on February 13, 2019 at 5:00 PM (EST) to discuss its third quarter results for the three months period ended December 31, 2018.

The third quarter results press release will be issued on the same day after market close.

Conference Call Details:

Date:	Wednesday, February 13, 2019

Time:	5:00 PM Eastern Standard Time

Call:	1-888-231-8191

Conference ID:	6499408

Webcast:	A live webcast and presentation of the results can be accessed at: https://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay shortly after the call's completion, until March 13, 2019. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations. It is also under this section that you will find the archive of the webcast, along with its accompanying presentation.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Bringing decades of experience in the natural products sector to the legal cannabis industry, Neptune is licensed by Health Canada to process cannabis for the production of cannabis extracts and oils at its 50,000 square foot facility located in Sherbrooke, Quebec. Leveraging its scientific and technological expertise, Neptune acts as a service provider to license holders as part of a multi-phase growth strategy focused on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the formulation, development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-to-hold-conference-call-to-discuss-third-quarter-results-for-the-three-months-period-ended-december-31-2018-300785195.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2019/29/c9667.html

%CIK: 0001401395

For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, (450) 687-2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, (514) 731-0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Carolyn Capaccio / Jody Burfening, LHA, (212) 838-3777, ccapaccio@lhai.com / jburfening@lhai.com

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 29-JAN-19